EXHIBIT 99.2
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)
Telkom SA Limited (TKG): Shareholder Information Line
Telkom shareholders are referred to the announcement dated 3 March 2009 in which the salient dates and times of the Sale Transaction, the Special Dividend, the Listing and the Unbundling (collectively, “the Proposed Transaction”) were announced.
A circular to Telkom shareholders regarding the Proposed Transaction was posted to all registered holders on or about 3 March 2009.
If Telkom shareholders have any questions regarding the contents of the announcement or the circular they should contact the:
Telkom Shareholder Information Line on 0861 100 920
(Operating hours: 8:00 — 16:30, Monday — Friday)
(Please note that your call may be recorded)